This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 28, 2006

Item 3: Press Release

A Press release dated and issued March 28, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Updates Winter Uranium Exploration Program

Item 5: Full Description of Material Change

Vancouver, BC – March 28, 2006  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce the following highlights of its winter uranium exploration program:

West McArthur

Since February, the Company has been drill-testing the eastern uranium targets on the West McArthur property~~.~~  .  The Company is very pleased with the program, although progress has been hampered by warmer than usual weather and corresponding site access problems.  To-date, three holes have been completed on two targets and a further hole is underway.  Drilling continues with two rigs on-site.  All holes have intersected the basement unconformity within the expected range of 820 to 830 metres depth.  There is variable alteration in core at and below the unconformity in two of the holes, with anomalous radiation levels as defined by portable scintillometer.  The Company is still awaiting delivery of its down-hole logging equipment, which was delayed at the manufacturer.  There are no assay results to report at this stage.

Waterbury

Drilling has also commenced on the Waterbury Project, currently under option to Northwestern Minerals Ventures.  The Company had previously completed ground geophysical surveys over airborne geophysical anomalies east of the

Cigar Lake mine.   The more significant of these targets are planned for drill testing.  A series of holes are planned to evaluate unconformity-related uranium targets at depths of less than 250  metres.

Key Lake

An airborne electromagnetic (EM) and magnetic (Mag) survey has commenced over the Key Lake property, currently under option to International Arimex Resources.  The survey is being conducted by Geotech Ltd. utilizing its helicopter-borne VTEM system and covers 870 line-kilometers.  Geophysical data from the survey will be further refined utilizing computer modeling to assist in target delineation.

Lake Athabasca

Survey crews re-established grids over the Stewart Island uranium showings in February and are in the process of carrying out geophysical surveys to detail drill targets.  Ice conditions are expected to limit further work, but summer drilling is now being contemplated.

The Qualified Person for this news release is Mr. Peter Dasler, P.Geo.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in Canada’s Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 28, 2006_______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity